SECURITIES AND EXCHANGE COMMISSION

05037691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C.

SEC FILE NUMBER 8-65376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asperion Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 E 80th St. 3D
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBRA LOUISE PIPINES 212 744 9129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early & Associates, LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike (Address) Florham Park (City) NJ (State) 07932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra Pipines, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asperian Group LLC, as of 12/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public 2/29/05

CRAIG WEXLER
Notary Public, State of New York

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Asperion Group LLC

December 31, 2004

Contents

UNTRACHT EARLY
& ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Asperion Group LLC

We have audited the accompanying statement of financial condition of Asperion Group LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asperion Group LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Untracht Early & Associates, LLC

Florham Park, New Jersey
February 10, 2005

325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

Asperion Group LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	31,841
Fees receivable		115,043
Other current assets		740
Property and equipment, net of accumulated depreciation of $383		1,115
Total assets	$	148,739

Liabilities and Member's Equity

Accrued expenses	$	18,201
Total liabilities		18,201
Member's equity		130,538
Total liabilities and member's equity	$	148,739

See accompanying notes to financial statements.

Asperion Group LLC
Statement of Operations
For the Year Ended December 31, 2004

Revenues	$ 796,961
Expenses	
Salaries and wages	31,714
Professional fees	23,640
Regulatory fees	2,120
Rent and occupancy expense	6,075
Insurance expense	5,391
Telephone and communication	5,501
Travel and entertainment	12,674
Depreciation expense	214
Other expenses	36,380
Total expenses	123,709
Net income	$ 673,252

See accompanying notes to financial statements.

Asperion Group LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2004

Member's equity - January 1, 2004	$	39,921
Capital contributions		94,168
Capital withdrawls		(676,803)
Net income		673,252
Member's equity - December 31, 2004	$	130,538

See accompanying notes to financial statements.

Asperion Group LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 673,252
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	214
Changes in operating assets and liabilities:	
Fees receivable	(101,359)
Other current assets	435
Accrued expenses	13,134
Total adjustments to net income	(87,576)
Net cash provided by operating activities	585,676
Cash flows from financing activities:	
Member capital contributions	94,168
Member capital withdrawals	(676,803)
Net cash used in financing activities	(582,635)
Net increase in cash	3,041
Cash - beginning of year	28,800
Cash - end of year	$ 31,841

See accompanying notes to financial statements.

Asperion Group LLC
Notes to Financial Statements
December 31, 2004

(1) Organization and business

Asperion Group LLC (the "Company") was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. effective November 11, 2002. The Company was formed for the purpose of acting as a placement agent, finder or consultant in the sale of shares or interests in hedge funds and private equity funds.

The Company will terminate on December 31, 2032 or in the event of certain other circumstances, as defined in the limited liability company agreement.

(2) Summary of significant accounting policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, fee income is recognized when earned.

Fees receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Organization costs
Costs incident to the creation of the Company, including legal fees, have been expensed as incurred.

Property and equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income taxes
No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities are the responsibility of the member.

(3) Property and equipment

Property and equipment consists of the following:

Furniture and fixtures	$	1,498
Less: accumulated depreciation		383
	$	1,115

Depreciation expense was $214 for the year ended December 31, 2004.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $13,640, which was $8,640 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.33 to 1.

Asperion Group LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Schedule I

Computation of net capital

Member's equity	$	130,538
Less non-allowable assets		116,898
Net capital before haircuts		13,640
Haircuts		-
Net capital	$	13,640
Aggregate indebtedness - accrued expenses	$	18,201

Computation of basic net capital requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	8,640
Ratio of aggregate indebtedness to net capital		1.33 to 1

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2004.

UNTRACHT EARLY
& ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
Asperion Group LLC

In planning and performing our audit of the financial statements and supplemental schedule of Asperion Group LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

325 Columbia Turnpike ◦ Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early & Associates, LLC

Florham Park, New Jersey
February 10, 2005